UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

Cadiz Inc.
(Name of Issuer)
Common Stock
(Title of Class of Securities)
127537207
(CUSIP Number)
December 15, 2011
(Date of Event Which Requires Filing of this Statement)
Check the appropriate box to designate the rule pursuant to which this Schedule 13G is filed:
[   ]  Rule 13d-1(b)
[X]  Rule 13d-1(c)
[   ]  Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP No. 127537207
1	NAME OF REPORTING PERSON: Water Asset Management LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ X ] (b) [ ]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON	5	SOLE VOTING POWER: 489,164
	6	SHARED VOTING POWER: 0
	7	SOLE DISPOSITIVE POWER: 1,161,146
	8	SHARED DISPOSITIVE POWER: 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,161,146
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES [ ]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 7.56% (See Item 4)
12	TYPE OF REPORTING PERSON OO

Item 1(a).                Name of Issuer:  CADIZ INC. (the “Company”)

Item 1(b).	Address of Issuer's Principal Executive Offices:

550 South Hope Street, Suite 2850

Los Angeles, CA 90071

Item 2(a).                Name of Person Filing:  Water Asset Management LLC (the “Reporting Person”)

Item 2(b).	Address of Principal Business Office or if none, Residence:

The address of the principal business office of the Reporting Person is 509 Madison Avenue, Suite 804, New York, NY 10022.

Item 2(c).                      Citizenship:

The Reporting Person is a United States citizen.

Item 2(d).	Title of Class of Securities:

Common Stock

Item 2(e).                      CUSIP Number:   127537207

Item 3.                                Not Applicable

Item 4.                                Ownership:

The Reporting Person serves as investment manager to a number of investment funds and manages investments for certain entities in managed accounts with respect to which it has dispositive authority over the 1,161,146 shares of common stock (the “Shares”) reported in this Schedule 13G and voting power over 489,164 of the Shares reported in this Schedule 13G.  The Reporting Person disclaims beneficial ownership of the Shares except to the extent of its pecuniary interest therein.

The percentages used herein are calculated based on the 15,359,541 shares of common stock issued and outstanding as of December 15, 2011, as publicly reported by the Company in an exhibit to the Company’s Current Report on Form 8-K filed with the Securities and Exchange Commission by the Company on December 15, 2011.

Water Asset Management LLC

(a)	Amount beneficially owned: 1,161,146

(b)	Percent of class: 7.56%

(c)	Number of shares as to which such person has:

i.	Sole power to vote or to direct the vote: 489,164

ii.	Shared power to vote or to direct the vote: 0

iii.	Sole power to dispose or to direct the disposition: 1,161,146

iv.	Shared power to dispose or to direct the disposition: 0

Item 5.	Ownership of Five Percent or Less of a Class:

Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person:

Not applicable.

Item 7.	Identification and Classification of Subsidiary Which Acquired the Securities:

Not applicable.

Item 8.                    Identification and Classification of Members of the Group:

Not applicable.

Item 9.                    Notice of Dissolution of Group:

Not applicable.

Item 10.                  Certification:

By signing below the Reporting Person certifies that, to the best of its knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.
December 27, 2011
WATER ASSET MANAGEMENT LLC
By: /s/ Marc Robert
Chief Operating Officer

Attention:  Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)